Filed by IntercontinentalExchange, Inc.

(Commission File No. 001-32671)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

NYSE Euronext

(Commission File No. 001-33392)

The NASDAQ OMX and IntercontinentalExchange Proposal

to Acquire NYSE Euronext

-Briefing Document-

Main elements of the transaction

NASDAQ OMX (NDAQ) and IntercontinentalExchange (ICE) announced on 1st April that they have made a joint proposal to acquire NYSE Euronext (NYX) for cash and stock consideration valued at US$42.50 per NYSE Euronext share, or approximately US$11.3 billion, based on the respective NASDAQ OMX and ICE closing share prices as of 31st March 2011. This reflected a 19 percent premium over the price proposed by Deutsche Börse, based on Deutsche Börse’s closing share price, and a 27 percent premium over NYSE Euronext’s unaffected stock price the day prior to NYSE Euronext’s disclosure of the Deutsche Börse transaction.

As background, on 9th February 2011, NYSE Euronext and Deutsche Börse announced their plan to merge. ICE and NASDAQ OMX conducted a sum-of-the-parts analysis to evaluate the financial, industrial and competitive implications of such a merger. Based on the analysis, NASDAQ OMX and ICE believed that the proposed NASDAQ OMX-ICE transaction would be more attractive on each of these criteria, while preserving several financial market centres in Europe.

Under the terms of the proposed acquisition, NYSE Euronext stockholders would receive US$14.24 in cash, plus 0.4069 shares of NASDAQ OMX common stock and 0.1436 shares of ICE common stock for each NYSE Euronext share. In the proposed DB/NYSE transaction, stockholders of NYSE will receive 40% of the new company and no cash, and shareholders of DB will receive 60% of the new company and no cash.

The NASDAQ OMX-ICE proposal would not lead to the companies acquiring joint control of NYSE Euronext. Rather, ICE would acquire NYSE Euronext’s European derivatives businesses and NASDAQ OMX would acquire NYSE Euronext’s equity-related businesses, including the NYSE Euronext stock exchanges in Paris, Brussels, Amsterdam and Lisbon. A combination of NASDAQ OMX and NYSE Euronext would merge the equities, US and Nordic equity options and technology businesses of the two companies to create a leading group of international exchanges, with a geographic footprint in sixteen countries and best-in-class technology that is relied upon in over 60 markets internationally.

ICE and NASDAQ OMX will continue to operate as separate businesses throughout the proposed transaction, as well as after its completion.

Main benefits of the transaction

•	Creates a global exchange company in equities, options and exchange related technology to compete in the increasingly competitive global exchange market

•	Creates a global derivatives exchange operator that would ensure the continuation of competition across Europe and the US

•	Offers greater long-term value for customers by putting existing businesses under managements recognised for integration capabilities, growth and efficiency

•	Strengthens European and US cash equities market centres to remain globally competitive, which is critical for raising capital and creating jobs

•	Strengthens the ability of regulators to oversee markets, reduces market fragmentation and flash-crash scenarios

A combined NASDAQ OMX and NYSE Euronext would have attractive competitive positions across its major business lines, including a world-class cash trading business in European equities. ICE’s acquisition of NYSE Euronext’s European derivatives business, NYSE Liffe, would strengthen ICE’s competitive position across derivatives markets in Europe and the US.

NASDAQ OMX and ICE each have significant experience integrating exchange businesses and have proven track records of realising synergies ultimately benefitting their customers. The two companies expect US$740 million in total net synergies fully realised by the end of the third year following the closing of the transaction – equivalent to 23% of the combined NYSE Euronext, NASDAQ OMX and ICE operating expenses in 2010 (Source: respective SEC Form 10-Ks).

European Benefits

This transaction creates a new pan-European equity market and separately, a new force in European global derivatives markets. It allows for competition and choice, providing customers, stockholders and regulators with vibrant markets, capable of competing globally for trading and listings.

NASDAQ OMX and NYSE Euronext

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The combination of NASDAQ OMX and NYSE Euronext would create a leading securities market globally while strengthening Europe’s competitiveness, with licences in 16 different European countries and a well-diversified revenue base. Pro forma, it will also be the premier venue for international listings and the number one provider of commercial exchange technology.

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Together, a combined NASDAQ OMX and NYSE Euronext would have nearly 1,800 listed companies, worth US$4,000 billion in market capitalization and would provide trading services for approximately 22% of Pan-European equity trading.

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The governance of NASDAQ OMX and NYSE Euronext would be based on local licences held by local legal entities headed up by local exchange heads. This is consistent with NASDAQ OMX’s track record of investing in the Nordic market centres and employing local governance, while growing those exchanges. In order to govern properly the four new marketplaces (Paris, Amsterdam, Lisbon & Brussels), one holding entity would be maintained in Europe in the same way as the existing NASDAQ OMX Holding Ltd entity. The Board of Directors of this holding company would consist of independent directors.

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In summary, the combination of NASDAQ OMX and NYSE Euronext would create a new truly pan-European equity trading platform with locally-governed exchanges and the ability to effectively compete, innovate and serve users, without reducing competitive choices in obtaining post-trade services in Europe.

ICE and Liffe

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The combination of ICE and Liffe would result in the addition of a strong competitor in the European listed derivatives markets, with combined pro-forma annual net revenues of approximately US$1.8bn. Together, the new entity would offer a range of traded and cleared derivatives, serving demand for derivatives products in interest rates, energy, agricultural commodities, index products, foreign exchange and credit.

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ICE will deploy its world-class technology in the Liffe markets and will provide clearing services through ICE Clear Europe, ensuring a vibrant marketplace and run-rate synergies of approximately US$200m per year, fully delivered by the end of year three.

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The ICE Liffe combination will ensure that European derivatives markets remain highly competitive, whereas under the alternative proposal, the DB/NYSE group would acquire a 97.6% share of European exchange-traded interest rate derivatives. Under the ICE Liffe combination, ICE Clear Europe will provide clearing services for Liffe’s London business, thereby helping to increase competition in the market for European clearing and establishing a third major clearing house of interest rate derivatives alongside LCH.Clearnet and Deutsche Boerse.

In summary, a NASDAQ OMX / NYSE Euronext and an ICE / Liffe combination will strengthen competition and innovation in European equity and derivative markets to the benefit of all market participants.

About NASDAQ OMX

The NASDAQ OMX Group, Inc. is the world’s largest exchange company. It delivers trading, exchange technology and public company services across six continents, with approximately 3,600 listed companies. NASDAQ OMX offers multiple capital raising solutions to companies around the globe, including its U.S. listings market, NASDAQ OMX Nordic, NASDAQ OMX Baltic, NASDAQ OMX First North, and the U.S. 144A sector. The company offers trading across multiple asset classes including equities, derivatives, debt, commodities, structured products and exchange-traded funds. NASDAQ OMX technology supports the operations of over 70 exchanges, clearing organisations and central securities depositories in more than 50 countries. NASDAQ OMX Nordic and NASDAQ OMX Baltic are not legal entities but describe the common offering from NASDAQ OMX exchanges in Helsinki, Copenhagen, Stockholm, Iceland, Tallinn, Riga, and Vilnius. For more information about NASDAQ OMX, visit http://www.nasdaqomx.com.

About IntercontinentalExchange

IntercontinentalExchange (ICE) is a leading operator of regulated futures exchanges and over-the-counter markets for agricultural, credit, currency, emissions, energy and equity index contracts. ICE Futures Europe hosts trade in half of the world’s crude and refined oil futures. ICE Futures U.S. and ICE Futures Canada list agricultural, currencies and Russell Index markets. ICE is also a leading operator of central clearing services for the futures and over-the-counter markets, with five regulated clearing houses across North America and Europe. ICE serves customers in more than 70 countries. www.theice.com

Forward-Looking Statements

Information set forth in this communication contains forward-looking statements that involve a number of risks and uncertainties. NASDAQ OMX and ICE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to (i) projections about future financial results, growth, trading volumes, tax benefits and achievement of synergy targets, (ii) statements about the implementation dates and benefits of certain strategic initiatives, (iii) statements about integrations of recent acquisitions, and (iv) other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond NASDAQ OMX’s and ICE’s control. These factors include, but are not limited to, NASDAQ OMX’s and ICE’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in each of NASDAQ OMX’s and ICE’s filings with the U.S. Securities Exchange Commission (the “SEC”), including (i) NASDAQ OMX’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on NASDAQ OMX’s website at http://nasdaqomx.com and (ii) ICE’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on ICE’s website at http://theice.com. NASDAQ OMX’s and ICE’s filings are also available on the SEC website at www.sec.gov. Risks and uncertainties relating to the proposed transaction include: NASDAQ OMX, ICE and NYSE Euronext will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals and financing commitments will not be obtained on satisfactory terms and in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of NYSE Euronext’s operations with those of NASDAQ OMX or ICE will be materially delayed or will be more costly or difficult than expected. NASDAQ OMX and ICE undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information About the Proposed Transaction and Where to Find It:

Subject to future developments, additional documents regarding the transaction may be filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus or any other documents NASDAQ OMX, ICE and NYSE Euronext would file with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS NASDAQ OMX, ICE AND NYSE EURONEXT WOULD FILE WITH THE SEC, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, if and when such document becomes available, and other relevant documents filed by NYSE Euronext, ICE and/or NASDAQ OMX, without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available may be obtained, without charge, by directing a request to NASDAQ OMX at One Liberty Plaza, New York, New York 10006, Attention: Investor Relations, in the case of NASDAQ OMX’s filings, or ICE, at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com, in the case of ICE’s filings.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation:

NASDAQ OMX, ICE, and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.

You can find information about NASDAQ OMX and NASDAQ OMX’s directors and executive officers in NASDAQ OMX’s Annual Report on Form 10-K, filed with the SEC on February 24, 2011, and in NASDAQ OMX’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 15, 2011.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 9, 2011, and in ICE’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 1, 2011.

Additional information about the interests of potential participants will be included in the joint prospectus/proxy statement, if and when it becomes available, and the other relevant documents filed with the SEC.

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